ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CYREN LTD.

August 28, 2018

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NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card are available at http://www.astproxyportal.com/ast/40023

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" ALL THE PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. To elect eight Directors, six of whom are continuing Directors (including the Chairman of the Board and CEO and including two directors that are nominees of and affiliated with the Company's controlling shareholder (WP XII Investments BV, an entity controlled by funds affiliated with Warburg Pincus LLC) and two nominees that are nominees of and affiliated with the Company's controlling shareholder, to serve for the ensuing year or until their successors are elected:

	FOR	AGAINST	ABSTAIN
A. Hila Karah	☐	☐	☐
B. Lior Samuelson	☐	☐	☐
C. Todd Thomson	☐	☐	☐
D. James Hamilton	☐	☐	☐
E. Cary Davis	☐	☐	☐
F. Brian Chang	☐	☐	☐
G. Lauren Zletz	☐	☐	☐
H. Raj Kushwaha	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. To approve certain amendments to the Company's Amended and Restated Articles of Association.	☐	☐	☐
3. To approve the entry into indemnification and exculpation agreements with the Company's directors and officers.	☐	☐	☐
4. To approve the Company's Compensation Policy with respect to the terms of office and employment of the Company's office holders (the **"New Compensation Policy"**), in accordance with the requirements of the Israeli Companies Law 5759-1999.	☐	☐	☐

	YES	NO
With respect to item 4, **please indicate if you are a controlling shareholder and if you have a personal interest in this resolution (as explained below) by checking "YES" or "NO" in one of the boxes to the right** (please note that if you do not check either one of the boxes your vote will not count for the majority required to approve this proposal).	☐	☐

	FOR	AGAINST	ABSTAIN
5. To approve the Grant of 275,000 Options to purchase ordinary shares of the Company to Mr. Lior Samuelson, the Company's Chief Executive Officer and Chairman of the Board.	☐	☐	☐

	YES	NO
With respect to item 5, **please indicate if you are a controlling shareholder and if you have a personal interest in this resolution (as explained below) by checking "YES" or "NO" in one of the boxes to the right** (please note that if you do not check either one of the boxes your vote will not count for the majority required to approve this proposal).	☐	☐

	FOR	AGAINST	ABSTAIN
6. To ratify and approve the re-appointment of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company's independent public accountants for the year ending December 31, 2018 and for the year commencing January 1, 2019 and until the next annual meeting of the Company's shareholders and to authorize the Company's Board and Audit Committee to determine its fees.	☐	☐	☐

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

The Israeli Companies Law 5759-1999 (the "Companies Law") requires that each shareholder voting on items 4 and 5 indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the approval of the proposal. Otherwise, the shareholder will be classified as being a controlling shareholder or having a personal interest in the approval of the proposal, and the shareholder's vote will not be counted for the requisite majority. Under the Companies Law, a "personal interest" of a shareholder in an act or transaction of a company (i) includes a personal benefit, gain or other interest of (a) the shareholder, (b) any relative of the shareholder; (c) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5.0% of the shares or voting rights or has the right to appoint a director or the chief executive officer; and (d) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares. The term "relative" means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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CYREN LTD.

Annual General Meeting of Shareholders to be held on August 28, 2018

Solicited on Behalf of Management

The undersigned shareholder of Cyren Ltd. (the “Company”) hereby appoints each of Eric Spindel and Michael Myshrall, as the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company, to be held at the corporate offices of the Company’s subsidiary Cyren Inc., located at 1430 Spring Hill Road, Suite 330, McLean, VA 22102, at 11:00 a.m. Eastern Time, and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)